Operating Agreement of
Elliott Group Communications Interests CA LLC
A Single Member Limited Liability Company

I. **Formation.**

a. <u>State of Formation.</u> This is a Limited Liability Company Operating Agreement (the "Agreement") for Elliott Group Communications Interests CA LLC, a Member-managed California single member limited liability company (the "Company") formed under and pursuant to California law.

b. <u>Operating Agreement Controls</u> . To the extent that the rights or obligations of the Member or Company under provisions of this Operating Agreement differ from what they would be under California law absent such a provision, this Agreement, to the extent permitted under California law, shall control.

c. <u>Primary Business Address</u> . The location of the primary place of business of Elliott Group Communications Interests CA LLC is:

2726 Amalfi, Newport Beach, California 92662, or such other location as shall be selected from time to time by the Member.

D. <u>Registered Agent and Office</u> . The Company's initial agent (the "Agent") for service of process is Jerry Elliott. The Agent's registered office is 2726 Amalfi, Newport Beach, California 92663. The Company may change its registered office, its registered agent, or both, upon filing a statement with the California Secretary of State.

e. <u>No State Law Partnership</u> . No provisions of this Agreement shall be deemed or construed to constitute a partnership (including, without limitation, a limited partnership) or joint venture, or any Member a partner or joint venturer of or with any other Member, for any purposes other than federal and state tax purposes.

II. **Purposes and Powers.**

a. <u>Purpose</u> . Elliott Group Communications Interests CA LLC is created for the following business purpose: Retail sales and service.

b. <u>Powers</u> . The Company shall have all of the powers of a limited liability company set forth under California law.

c. <u>Duration</u> . Elliott Group Communications Interests CA LLC's term shall commence upon

the filing of a Certificate of Formation and all other such necessary materials with the state of California. The Company will operate until terminated as outlined in this Agreement unless:

i. The Member votes to dissolve the Company;

ii. No Member of the Company exists, unless the business of the Company is continued in a manner permitted by California law;

iii. It becomes unlawful for either the Member or the Company to continue in business;

iv. A judicial decree is entered that dissolves the Company; or

v. Any other event results in the dissolution of the Company under federal or California law.

III.   Member.

a. <u>The Member</u> . The sole member of Elliott Group Communications Interests CA LLC at the time of adoption of this Agreement is Jerry Elliott (the "Member").

b. <u>Initial Contribution</u> . The Member shall make an Initial Contribution to the Company. The Contribution shall consist of cash, solely, in the amount of $1,000.00.

No Member shall be entitled to interest on their Initial Contribution. Except as expressly provided by this Agreement, or as required by law, no Member shall have any right to demand or receive the return of their Initial Contribution.

c. <u>Limited Liability of the Member</u> . Except as otherwise provided for in this Agreement or otherwise required by California law, no Member shall be personally liable for any acts, debts, liabilities or obligations of the Company beyond their respective Initial Contribution. The Member shall look solely to the Company property for the return of their Initial Contribution, or value thereof, and if the Company property remaining after payment or discharge of the debts, liabilities or obligations of the Company is insufficient to return such Initial Contributions, or value thereof, no Member shall have any recourse against any other Member, if any other Member exists, except as is expressly provided for by this Agreement.

d. <u>Creation or Substitution of New Members</u> . Any Member may assign in whole or in part its Membership Interest only with the prior written consent of all Members.

i. If a Member transfers all of its Membership Interest, the transferee shall be admitted to the Company as a substitute Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately upon the transfer, and, simultaneously, the transferor Member shall cease to be a Member of the Company and shall have no further rights or obligations under this Agreement.

ii. If a Member transfers only a portion of its Membership Interest, the transferee shall be admitted to the Company as an additional Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement.

iii. Whether a substitute Member or an additional Member, absent the written consent of all existing Members of the Company, the transferee shall be a limited Member and possess only the percentage of the monetary rights of the transferor Member that was transferred without any voting power as a Member in the Company.

e. <u>Voting Power of the Members</u> . In the event that the Company has multiple Members simultaneously, the Company's Members shall each have voting power equal to its share of Membership Interest in the Company.

f. <u>Member's Duties</u> . The Member shall cause the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises. The Member also shall cause the Company to:

i. Maintain its own books, records, accounts, financial statements, stationery, invoices, checks and other limited liability company documents and bank accounts separate from any other person;

ii. At all times hold itself out as being a legal entity separate from the Member and any other person and conduct its business in its own name;

iii. File its own tax returns, if any, as may be required under applicable law, and pay any taxes required to be paid under applicable law;

iv. Not commingle its assets with assets of the Member or any other person, and separately identify, maintain and segregate all Company assets;

v. Pay its own liabilities only out of its own funds, except with respect to organizational expenses;

vi. Maintain an arm's length relationship with the Member, and, with respect to all business transactions entered into by the Company with the Member, require that the terms and conditions of such transactions (including the terms relating to the amounts paid thereunder) are the same as would be generally available in comparable business transactions if such transactions were with a person that was not a Member;

vii. Pay the salaries of its own employees, if any, out of its own funds and maintain a sufficient number of employees in light of its contemplated business operations;

ix. Allocate fairly and reasonably any overhead for shared office space;

x. Not pledge its assets for the benefit of any other person or make any loans or advances to any person;

xi. Correct any known misunderstanding regarding its separate identity;

xii. Maintain adequate capital in light of its contemplated business purposes;

xiii. Cause the Member to meet or act pursuant to written consent and keep minutes of such meetings and actions and observe all other California limited liability company formalities;

xiv. Make any permitted investments directly or through brokers engaged and paid by the Company or its agents;

xv. Not require any obligations or securities of the Member; and

xvi. Observe all other limited liability formalities.

Failure of the Member to comply with any of the foregoing covenants shall not affect the status of the Company as a separate legal entity or the limited liability of the Member.

g. <u>Waiver of Partition: Nature of Interest</u> . Except as otherwise expressly provided in this Agreement, to the fullest extent permitted by law, each Member hereby irrevocably waives any right or power that such Member might have to cause the Company or any of its assets to be partitioned, to cause the appointment of a receiver for all or any portion of the assets of the Company, to compel any sale of all or any portion of the assets of the Company

pursuant to any applicable law or to file a complaint or to institute any proceeding at law or in equity to cause the dissolution, liquidation, winding up or termination of the Company. No Member shall have any interest in any specific assets of the Company.

h. Fiduciary Duties of the Member .
   i.   *Loyalty and Care.* Except to the extent otherwise provided herein, the Member shall have a fiduciary duty of loyalty and care similar to that of members of limited liability companies organized under the laws of California.

   ii. *Competition with the Company.* The Member shall refrain from dealing with the Company in the conduct of the Company's business as or on behalf of a party having an interest adverse to the Company. The Member shall refrain from competing with the Company in the conduct of the Company's business.

   iii. *Duties Only to the Company.* The Member's fiduciary duties of loyalty and care are to the Company and not to any future Members or Officers. The Member shall owe fiduciary duties of disclosure, good faith and fair dealing to the Company, but shall owe no such duties to Officers. A Member who so performs their duties shall not have any liability by reason of being or having been a Member.

   iv. *Reliance on Reports.* In discharging the Member's duties, the Member is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by any of the following:

      1. One or more other Members, in the event that the Company has multiple Members, Officers or employees of the Company whom the Member reasonably believes to be reliable and competent in the matters presented.

      2. Legal counsel, public accountants, or other persons as to matters the Member reasonably believes are within the persons' professional or expert competence.

      3. In the event that the Company has multiple Members, a committee of Members of which the affected Member is not a participant, if the Member reasonably believes the committee merits confidence.

IV. Distributions.
The Company's fiscal year shall end on the last day of December. Distributions shall be issued, as directed by the Company's Treasurer or Assistant Treasurer, on a quarterly basis, based upon the Company's fiscal year. The distribution shall not exceed the remaining net cash of the Company after making appropriate provisions for the Company's ongoing and

anticipatable liabilities and expenses. The Member shall receive a percentage of the overall distribution that matches the Member's percentage of Membership Interest in the Company.

V. Tax Treatment Election.

The Company has not filed with the Internal Revenue Service for treatment as a corporation. Instead, the Company will be taxed as a pass-through organization. The Member may elect for the Company to be treated as a C-Corporation at any time.

VI. Officers.

a. <u>Appointment and Titles of Officers</u> . The Officers of the Company shall be appointed by the Member and shall consist of at least a Chairman, a Secretary and a Treasurer. The Member may also choose one or more President, Vice-President, Assistant Secretaries and Assistant Treasurers. Any number of offices may be held by the same person. The Member may appoint such other Officers and agents as the Member shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Member. The Officers and agents of the Company shall hold office until their successors are chosen and qualified. Any Officer appointed by the Member may be removed at any time, with or without cause, by the Member, or, in the event that there are multiple Members, an affirmative vote of a majority of the Members. Any vacancy occurring in any office of the Company shall be filled by the Member. Unless the Member decides otherwise, if the title of an Officer is one commonly used for officers of a limited liability company formed under California law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office.

   i. *Chairman* . The Chairman shall be the chief executive officer of the Company, shall be responsible for the general and active management of the business of the Company and shall see that all orders and resolutions of the Member are carried into effect. The Chairman shall execute all contracts on behalf of the Company, except:

      1. Where required or permitted by law or this Agreement to be otherwise signed and executed;

      2. Where signing and execution thereof shall be expressly delegated by the Member to some other Officer or agent of the Company.

   ii. *President* . In the absence of the Chairman or in the event of the Chairman's inability to act, the President, shall perform the duties of the Chairman, and when so acting, shall

have all the powers of and be subject to all the restrictions upon the Chairman. The President, shall perform such other duties and have such other powers as the Member may from time to time prescribe.

iii. *Vice-Presidents* . In the absence of the Chairman and President or in the event of their inability to act, any Vice-Presidents in the order designated by the Member (or, in the absence of any designation, in the order of their appointment by the Member) shall perform the duties of the Chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chairman. Vice-Presidents, if any, shall perform such other duties and have such other powers as the Member may from time to time prescribe.

iv. *Secretary and Assistant Secretary* . The Secretary shall be responsible for filing legal documents and maintaining records for the Company. The Secretary shall attend and record all the proceedings of the meetings of the Company and of the Member in a book to be kept for that purpose. The Secretary shall perform such other duties as may be prescribed by the Member or the Chairman, under whose supervision the Secretary shall serve. The Secretary shall cause to be prepared such reports and/or information as the Company is required to prepare by applicable law, other than financial reports. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Member (or if there be no such determination, then in order of their appointment by the Member), shall, in the absence of the Secretary or in the event of the Secretary's inability to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Member may from time to time prescribe.

v. *Treasurer and Assistant Treasurer* . The Treasurer shall have the custody of the Company funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company according to generally accepted accounting practices, using a fiscal year ending on the last day of the month of December. The Treasurer shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Member. The Treasurer shall distribute the Company's profits to the Member. The Treasurer shall disburse the funds of the Company as may be ordered by the Member and shall render to the Chairman and to the Member, at regular intervals or when the Member so requires, an account of all of the Treasurer's transactions and of the financial condition of the Company. As soon as practicable after the end of each fiscal year of the Company, the Treasurer shall prepare a statement of financial condition as of the last day of the Company's fiscal year, and a statement of income and expenses for the fiscal year then ended, together with supporting schedules. Each of said annual statements shall be prepared on an income tax basis and delivered to the Member

forthwith upon its preparation. In addition, the Treasurer shall keep all financial records required to be kept pursuant to California law. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Member (or if there be no such determination, then in the order of their appointment), shall, in the absence of the Treasurer or in the event of the Treasurer's inability to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Member may from time to time prescribe.

b. <u>Officers as Agents</u> . The Officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Member not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

VII. Dissolution.

a. <u>Limits on Dissolution</u> . The Company shall have a perpetual existence, and shall be dissolved, and its affairs shall be wound up only upon the provisions established in Section II(c) above.

Notwithstanding any other provision of this Agreement, the Bankruptcy of any Member shall not cause such Member to cease to be a Member of the Company and upon the occurrence of such an event, the business of the Company shall continue without dissolution.

Each Member waives any right that it may have to agree in writing to dissolve the Company upon the Bankruptcy of any Member or the occurrence of any event that causes any Member to cease to be a member of the Company.

b. <u>Winding Up</u> . Upon the occurrence of any event specified in Section II(c), the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Member, or in the event of multiple Members one or more Members selected by the remaining Members, shall be responsible for overseeing the winding up and liquidation of Company, shall take full account of the liabilities of Company and its assets, shall either cause its assets to be distributed as provided under this Agreement or sold, and if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided under this Agreement.

c. <u>Distributions in Kind</u> . Any non-cash asset distributed to one or more Members in liquidation of the Company shall first be valued at its fair market value (net of any liability

secured by such asset that such Member assumes or takes subject to) to determine the profits or losses that would have resulted if such asset were sold for such value, such profit or loss shall then be allocated as provided under this Agreement. The fair market value of such asset shall be determined by the Members or, if any Member objects, by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) approved by the Members.

d. <u>Termination</u> . The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Member in the manner provided for under this Agreement and (ii) the Company's registration with the state of California shall have been canceled in the manner required by California law.

e. <u>Accounting</u> . Within a reasonable time after complete liquidation, the Company Treasurer shall furnish the Member with a statement which shall set forth the assets and liabilities of the Company as at the date of dissolution and the proceeds and expenses of the disposition thereof.

f. <u>Limitations on Payments Made in Dissolution</u> . Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of Company for the return of its Initial Contribution and shall have no recourse for its Initial Contribution and/or share of profits (upon dissolution or otherwise) against any other Member, if any other such Member exists.

g. <u>Notice to California Authorities</u> . Upon the winding up of the Company, the Member with the highest percentage of Membership Interest in the Company shall be responsible for the filing of all appropriate notices of dissolution with California and any other appropriate state or federal authorities or agencies as may be required by law.

VIII. Exculpation and Indemnification.

a. No Member, Manager, Officer, employee or agent of the Company and no employee, agent or Affiliate of a Member (collectively, the "Covered Persons") shall be liable to the Company or any other person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

b. To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such

Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement. Expenses, including legal fees, incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall be paid by the Company. The Covered Person shall be liable to repay such amount if it is determined that the Covered Person is not entitled to be indemnified as authorized in this Agreement. No Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions. Any indemnity under this Agreement shall be provided out of and to the extent of Company assets only.

c. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any person as to matters the Covered Person reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

d. To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement. The provisions of the Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Member to replace such other duties and liabilities of such Covered Person.

e. The foregoing provisions of this Article VIII shall survive any termination of this Agreement.

IX. **Insurance.**
The Company shall have the power to purchase and maintain insurance, including insurance on behalf of any Covered Person against any liability asserted against such person and incurred by such Covered Person in any such capacity, or arising out of such Covered Person's status as an agent of the Company, whether or not the Company would have the power to indemnify such person against such liability under the provisions of Article VIII or under applicable law.

X. **General Provisions.**

a. <u>Notices</u> . All notices, offers or other communications required or permitted to be given pursuant to this Agreement shall be in writing and may be personally served or sent by United States mail and shall be deemed to have been given when delivered in person or three (3) business days after deposit in United States mail, registered or certified, postage prepaid, and properly addressed, by or to the appropriate party.

b. <u>Number of Days</u> . In computing the number of days (other than business days) for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday on which national banks are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or such holiday.

c. <u>Execution of Counterparts</u> . This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument.

d. <u>Severability</u> . The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

e. <u>Headings</u> . The Article and Section headings in this Agreement are for convenience and they form no part of this Agreement and shall not affect its interpretation.

f. <u>Controlling Law</u> . This Agreement shall be governed by and construed in all respects in accordance with the laws of the state of California (without regard to conflicts of law principles thereof).

g. <u>Application of California Law</u> . Any matter not specifically covered by a provision of this Agreement shall be governed by the applicable provisions of California law.

h. <u>Amendment</u> . This Agreement may be amended only by written consent of the Board and the Member. Upon obtaining the approval of any such amendment, supplement or restatement as to the Certificate, the Company shall cause a Certificate of Amendment or Amended and Restated Certificate to be prepared, executed and filed in accordance with California law.

i. <u>Entire Agreement</u> . This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or

implied, oral or written, except as herein contained.

This Single Member LLC Operating Agreement is executed and agreed to by:

Jerry Elliott
_____

Jerry Elliott
jerryelliott@me.com
April 16, 2018 at 12:38 pm
Recorded at IP 174.238.13.13

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